EXHIBIT 99.1
Supplementary Oil & Gas Information for
the Fiscal Year Ended December 31, 2015

SUPPLEMENTARY OIL & GAS INFORMATION (UNAUDITED)

This supplementary crude oil and natural gas information is provided in accordance with the United States Financial Accounting Standards Board (“FASB”) Topic 932 – “Extractive Activities – Oil and Gas” and where applicable, financial information is prepared in accordance with International Financial Reporting Standards (“IFRS”).
For the years ended December 31, 2015, 2014, 2013, and 2012 the Company filed its reserves information under National Instrument 51-101 – “Standards of Disclosure of Oil and Gas Activities” (“NI 51-101”), which prescribes the standards for the preparation and disclosure of reserves and related information for companies listed in Canada.
There are significant differences to the type of volumes disclosed and the basis from which the volumes are economically determined under the United States Securities and Exchange Commission (“SEC”) requirements and NI 51-101. The SEC requires disclosure of net reserves, after royalties, using 12-month average prices and current costs; whereas NI 51-101 requires gross reserves, before royalties, using forecast pricing and costs. Therefore the difference between the reported numbers under the two disclosure standards can be material.
For the purposes of determining proved crude oil and natural gas reserves for SEC requirements as at December 31, 2015, 2014, 2013, and 2012 the Company used the 12-month average price, defined by the SEC as the unweighted arithmetic average of the first-day-of-the-month price for each month within the 12-month period prior to the end of the reporting period. The Company has used the following 12-month average benchmark prices to determine its 2015 reserves for SEC requirements.

Crude Oil and NGLs					Natural Gas
WTI Cushing Oklahoma	WCS	Canadian Light Sweet	Cromer LSB	North Sea Brent	Edmonton C5+	Henry Hub Louisiana	AECO	BC Westcoast Station 2
(US$/bbl)	(C$/bbl))	(C$/bbl)	(C$/bbl)	(US$/bbl)	(C$/bbl)	(US$/MMBtu)	(C$/MMBtu)	(C$/MMBtu)
50.28	46.83	58.81	57.06	55.57	62.57	2.63	2.68	1.75

A foreign exchange rate of US$1.00/C$1.2706 was used in the 2015 evaluation, determined on the same basis as the 12-month average price.

NET PROVED CRUDE OIL AND NATURAL GAS RESERVES
The Company retains Independent Qualified Reserves Evaluators to evaluate the Company’s proved crude oil, bitumen, synthetic crude oil (“SCO”), natural gas, and natural gas liquids (“NGLs”) reserves.
—	For the years ended December 31, 2015, 2014, 2013, and 2012, the reports by GLJ Petroleum Consultants Ltd. covered 100% of the Company’s SCO reserves. With the inclusion of non-traditional resources within the definition of “oil and gas producing activities” in the SEC’s modernization of oil and gas reporting rules, effective January 1, 2010 these reserves volumes are included within the Company’s crude oil and natural gas reserves totals.
—	For the years ended December 31, 2015, 2014, 2013, and 2012, the reports by Sproule Associates Limited and Sproule International Limited covered 100% of the Company’s crude oil, bitumen, natural gas and NGLs reserves.
Proved crude oil and natural gas reserves, as defined within the SEC’s Regulation S-X, are the estimated quantities of oil and gas that by analysis of geoscience and engineering data demonstrate with reasonable certainty to be economically producible, from a given date forward, from known reservoirs under existing economic conditions, operating methods and government regulations. Developed crude oil and natural gas reserves are reserves of any category that can be expected to be recovered from existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of drilling a new well; and through installed extraction equipment and infrastructure operational at the time of the reserves estimate if the extraction is by means not involving a well. Undeveloped crude oil and natural gas reserves are reserves of any category that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.
Estimates of crude oil and natural gas reserves are subject to uncertainty and will change as additional information regarding producing fields and technology becomes available and as future economic and operating conditions change.

The following tables summarize the Company’s proved and proved developed crude oil and natural gas reserves, net of royalties, as at December 31, 2015, 2014, 2013, and 2012:

	North America
Crude Oil and NGLs (MMbbl)	Synthetic Crude Oil	Bitumen(1)	Crude Oil & NGLs	North America Total	North Sea	Offshore Africa	Total
Net Proved Reserves
Reserves, December 31, 2012	1,974	999	370	3,343	235	85	3,663
Extensions and discoveries	–	76	13	89	–	–	89
Improved recovery	–	9	7	16	–	–	16
Purchases of reserves in place	–	–	8	8	6	–	14
Sales of reserves in place	–	–	–	–	–	–	–
Production	(35)	(71)	(33)	(139)	(7)	(5)	(151)
Economic revisions due to prices	(10)	(1)	4	(7)	–	(2)	(9)
Revisions of prior estimates	(4)	56	11	63	(2)	2	63
Reserves, December 31, 2013	1,925	1,068	380	3,373	232	80	3,685
Extensions and discoveries	–	112	11	123	–	–	123
Improved recovery	–	10	29	39	–	–	39
Purchases of reserves in place	–	–	54	54	–	–	54
Sales of reserves in place	–	–	–	–	–	–	–
Production	(38)	(76)	(40)	(154)	(6)	(4)	(164)
Economic revisions due to prices	(89)	11	–	(78)	(9)	1	(86)
Revisions of prior estimates	(18)	23	47	52	(6)	–	46
Reserves, December 31, 2014	1,780	1,148	481	3,409	211	77	3,697
Extensions and discoveries	208	25	10	243	–	–	243
Improved recovery	–	17	9	26	–	–	26
Purchases of reserves in place	–	9	11	20	–	–	20
Sales of reserves in place	–	–	(7)	(7)	–	–	(7)
Production	(44)	(84)	(44)	(172)	(8)	(6)	(186)
Economic revisions due to prices	339	153	5	497	(51)	2	448
Revisions of prior estimates	–	(5)	6	1	(33)	–	(32)
Reserves, December 31, 2015	2,283	1,263	471	4,017	119	73	4,209
Net proved developed reserves
December 31, 2012	1,612	348	295	2,255	66	55	2,376
December 31, 2013	1,621	431	298	2,350	59	30	2,439
December 31, 2014	1,631	401	358	2,390	39	21	2,450
December 31, 2015	2,194	411	341	2,946	3	41	2,990
(1)	Bitumen as defined by the SEC, “is petroleum in a solid or semi-solid state in natural deposits with a viscosity greater than 10,000 centipoise measured at original temperature in the deposit and atmospheric pressure, on a gas free basis.” Under this definition, all the Company’s thermal and primary heavy crude oil reserves have been classified as bitumen.

Natural Gas (Bcf)	North America	North Sea	Offshore Africa	Total
Net Proved Reserves
Reserves, December 31, 2012	2,647	83	48	2,778
Extensions and discoveries	126	–	–	126
Improved recovery	62	–	–	62
Purchases of reserves in place	99	14	–	113
Sales of reserves in place	(1)	–	–	(1)
Production	(394)	(1)	(8)	(403)
Economic revisions due to prices	489	–	(2)	487
Revisions of prior estimates	206	(4)	(1)	201
Reserves, December 31, 2013	3,234	92	37	3,363
Extensions and discoveries	119	–	–	119
Improved recovery	443	–	–	443
Purchases of reserves in place	1,229	–	–	1,229
Sales of reserves in place	–	–	–	–
Production	(514)	(2)	(6)	(522)
Economic revisions due to prices	576	(6)	1	571
Revisions of prior estimates	(70)	–	2	(68)
Reserves, December 31, 2014	5,017	84	34	5,135
Extensions and discoveries	237	–	–	237
Improved recovery	242	–	–	242
Purchases of reserves in place	344	–	–	344
Sales of reserves in place	(35)	–	–	(35)
Production	(587)	(13)	(9)	(609)
Economic revisions due to prices	(935)	(8)	3	(940)
Revisions of prior estimates	240	(25)	(7)	208
Reserves, December 31, 2015	4,523	38	21	4,582
Net proved developed reserves
December 31, 2012	2,060	58	39	2,157
December 31, 2013	2,342	72	27	2,441
December 31, 2014	3,585	64	22	3,671
December 31, 2015	2,883	26	15	2,924

CAPITALIZED COSTS RELATED TO CRUDE OIL AND NATURAL GAS ACTIVITIES

	2015
(millions of Canadian dollars)	North America	North Sea	Offshore Africa	Total
Proved properties	$84,883	$7,414	$5,173	$97,470
Unproved properties	2,500	–	86	2,586
	87,383	7,414	5,259	100,056
Less: accumulated depletion and depreciation	(37,641)	(5,264)	(3,659)	(46,564)
Net capitalized costs	$49,742	$2,150	$1,600	$53,492

	2014
(millions of Canadian dollars)	North America	North Sea	Offshore Africa	Total
Proved properties	$82,554	$6,182	$3,858	$92,594
Unproved properties	3,426	–	131	3,557
	85,980	6,182	3,989	96,151
Less: accumulated depletion and depreciation	(33,750)	(4,049)	(2,890)	(40,689)
Net capitalized costs	$52,230	$2,133	$1,099	$55,462

	2013
(millions of Canadian dollars)	North America	North Sea	Offshore Africa	Total
Proved properties	$73,176	$5,200	$3,356	$81,732
Unproved properties	2,570	–	39	2,609
	75,746	5,200	3,395	84,341
Less: accumulated depletion and depreciation	(29,729)	(3,467)	(2,551)	(35,747)
Net capitalized costs	$46,017	$1,733	$844	$48,594

COSTS INCURRED IN CRUDE OIL AND NATURAL GAS ACTIVITIES

	2015
(millions of Canadian dollars)	North America	North Sea	Offshore Africa	Total
Property acquisitions
Proved	$(556)	$–	$–	$(556)
Unproved	(446)	–	–	(446)
Exploration	87	–	35	122
Development	2,845	13	524	3,382
Costs incurred	$1,930	$13	$559	$2,502

	2014
(millions of Canadian dollars)	North America	North Sea	Offshore Africa	Total
Property acquisitions
Proved	$3,323	$1	$–	$3,324
Unproved	873	–	–	873
Exploration	230	–	87	317
Development	6,263	485	193	6,941
Costs incurred	$10,689	$486	$280	$11,455

	2013
(millions of Canadian dollars)	North America	North Sea	Offshore Africa	Total
Property acquisitions
Proved	$250	$2	$–	$252
Unproved	92	–	4	96
Exploration	(2)	–	25	23
Development	6,152	297	97	6,546
Costs incurred	$6,492	$299	$126	$6,917

RESULTS OF OPERATIONS FROM CRUDE OIL AND NATURAL GAS PRODUCING ACTIVITIES

The Company’s results of operations from crude oil and natural gas producing activities for the years ended December 31, 2015, 2014, and 2013 are summarized in the following tables:

	2015
(millions of Canadian dollars)	North America	North Sea	Offshore Africa	Total
Crude oil and natural gas revenue, net of royalties and blending costs	$10,362	$623	$460	$11,445
Production	(3,935)	(544)	(223)	(4,702)
Transportation	(674)	(61)	(2)	(737)
Depletion, depreciation and amortization (1)	(4,810)	(388)	(273)	(5,471)
Asset retirement obligation accretion	(124)	(39)	(10)	(173)
Petroleum revenue tax	–	243	–	243
Income tax	(214)	83	20	(111)
Results of operations	$605	$(83)	$(28)	$494
(1)	Includes the impact of the derecognition of $96 million of exploration and evaluation assets related to the Company’s withdrawal from Block CI-514 in Côte d’Ivoire, Offshore Africa.

	2014
(millions of Canadian dollars)	North America	North Sea	Offshore Africa	Total
Crude oil and natural gas revenue, net of royalties and blending costs	$15,385	$696	$460	$16,541
Production	(4,533)	(496)	(212)	(5,241)
Transportation	(593)	(5)	(1)	(599)
Depletion, depreciation and amortization	(4,497)	(269)	(105)	(4,871)
Asset retirement obligation accretion	(145)	(38)	(10)	(193)
Petroleum revenue tax	–	147	–	147
Income tax	(1,411)	(22)	(29)	(1,462)
Results of operations	$4,206	$13	$103	$4,322

	2013
(millions of Canadian dollars)	North America	North Sea	Offshore Africa	Total
Crude oil and natural gas revenue, net of royalties and blending costs	$12,274	$726	$687	$13,687
Production	(3,918)	(436)	(191)	(4,545)
Transportation	(483)	(6)	(1)	(490)
Depletion, depreciation and amortization	(4,150)	(552)	(134)	(4,836)
Asset retirement obligation accretion	(126)	(35)	(10)	(171)
Petroleum revenue tax	–	188	–	188
Income tax	(903)	71	(88)	(920)
Results of operations	$2,694	$(44)	$263	$2,913

STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS FROM PROVED CRUDE OIL AND NATURAL GAS RESERVES AND CHANGES THEREIN
The following standardized measure of discounted future net cash flows from proved crude oil and natural gas reserves has been computed using the 12-month average price, defined by the SEC as the unweighted arithmetic average of the first-day-of-the-month price for each month within the 12-month period prior to the end of the reporting period, costs as at the balance sheet date and year-end statutory income tax rates. A discount factor of 10% has been applied in determining the standardized measure of discounted future net cash flows. The Company does not believe that the standardized measure of discounted future net cash flows will be representative of actual future net cash flows and should not be considered to represent the fair value of the crude oil and natural gas properties. Actual net cash flows will differ from the presented estimated future net cash flows due to several factors including:
—	Future production will include production not only from proved properties, but may also include production from probable and possible reserves;
—	Future production of crude oil and natural gas from proved properties will differ from reserves estimated;
—	Future production rates will vary from those estimated;
—	Future prices and costs rather than 12-month average prices and costs as at the balance sheet date will apply;
—	Economic factors such as interest rates, income tax rates, regulatory and fiscal environments and operating conditions will change;
—	Future estimated income taxes do not take into account the effects of future exploration and evaluation expenditures; and
—	Future development and asset retirement obligations will differ from those estimated.
Future net revenues, development, production and asset retirement obligation costs have been based upon the estimates referred to above. The following tables summarize the Company’s future net cash flows relating to proved crude oil and natural gas reserves based on the standardized measure as prescribed in FASB Topic 932 – “Extractive Activities – Oil and Gas”:

	2015
(millions of Canadian dollars)	North America	North Sea	Offshore Africa	Total
Future cash inflows	$225,032	$10,258	$4,936	$240,226
Future production costs	(100,924)	(5,973)	(2,026)	(108,923)
Future development costs and asset retirement obligations	(47,323)	(5,228)	(1,297)	(53,848)
Future income taxes	(16,173)	791	(430)	(15,812)
Future net cash flows	60,612	(152)	1,183	61,643
10% annual discount for timing of future cash flows	(34,050)	213	(270)	(34,107)
Standardized measure of future net cash flows	$26,562	$61	$913	$27,536

	2014
(millions of Canadian dollars)	North America	North Sea	Offshore Africa	Total
Future cash inflows	$322,100	$24,786	$8,853	$355,739
Future production costs	(123,055)	(9,708)	(2,171)	(134,934)
Future development costs and asset retirement obligations	(56,651)	(8,515)	(1,863)	(67,029)
Future income taxes	(24,578)	(4,816)	(1,178)	(30,572)
Future net cash flows	117,816	1,747	3,641	123,204
10% annual discount for timing of future cash flows	(67,899)	(813)	(1,672)	(70,384)
Standardized measure of future net cash flows	$49,917	$934	$1,969	$52,820

	2013
(millions of Canadian dollars)	North America	North Sea	Offshore Africa	Total
Future cash inflows	$290,892	$26,378	$9,146	$326,416
Future production costs	(116,984)	(9,921)	(2,560)	(129,465)
Future development costs and asset retirement obligations	(51,749)	(7,602)	(1,840)	(61,191)
Future income taxes	(20,384)	(6,586)	(1,154)	(28,124)
Future net cash flows	101,775	2,269	3,592	107,636
10% annual discount for timing of future cash flows	(65,063)	(976)	(1,755)	(67,794)
Standardized measure of future net cash flows	$36,712	$1,293	$1,837	$39,842

The principal sources of change in the standardized measure of discounted future net cash flows are summarized in the following table:

(millions of Canadian dollars)	2015	2014	2013
Sales of crude oil and natural gas produced, net of production costs	$(5,107)	$(10,321)	$(8,525)
Net changes in sales prices and production costs	(43,489)	8,575	6,992
Extensions, discoveries and improved recovery	3,201	4,428	2,304
Changes in estimated future development costs	5,204	(2,821)	(1,536)
Purchases of proved reserves in place	624	4,425	638
Sales of proved reserves in place	(165)	–	(1)
Revisions of previous reserve estimates	5,298	(1,306)	622
Accretion of discount	6,645	5,154	4,388
Changes in production timing and other	(3,452)	5,895	2,341
Net change in income taxes	5,957	(1,051)	(1,115)
Net change	(25,284)	12,978	6,108
Balance – beginning of year	52,820	39,842	33,734
Balance – end of year	$27,536	$52,820	$39,842